SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Input/Output, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

457652105

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457652105	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fletcher Asset Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	6,760,215
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	6,760,215
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,760,215
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.8%
12.	TYPE OF REPORTING PERSON*		IA

CUSIP No. 457652105	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alphonse Fletcher, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,760,215
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.8%
12.	TYPE OF REPORTING PERSON*		HC

Item 1(a).	Name of Issuer:
Input/Output, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
2101 CityWest Boulevard Building III, Suite 400 Houston, Texas 77042
Item 2(a).	Names of Persons Filing:
Fletcher Asset Management, Inc. ("FAM") and Alphonse Fletcher, Jr.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
48 Wall Street 5th Floor New York, New York 10005
Item 2(c).	Citizenship:
FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value
Item 2(e).	CUSIP Number:
457652105
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box [ ].
Item 4.	Ownership.
(a)	Amount Beneficially Owned:
6,760,215 shares
(b)	Percent of Class:

7.80% (based on 86,651,426 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Input/Output, Inc. (the "Company") consisting of (i) 79,891,211 shares reported by the Company to FAM to be outstanding as of October 30, 2006 and (iii) 6,760,215 shares of Common Stock underlying the Convertible Securities (as defined below) beneficially owned by FAM and Mr. Fletcher issuable within 60 days as of December 31, 2006).

(c)	Number of shares as to which FAM has:
(i) Sole power to vote or to direct the vote:
6,760,215 shares
(ii) Shared power to vote or to direct the vote:
0 shares
(iii) Sole power to dispose or to direct the disposition of:
6,760,215 shares
(iv) Shared power to dispose or to direct the disposition of:
0 shares

The 6,760,215 shares of Common Stock reported to be beneficially owned consist of 6,760,215 shares of Common Stock issuable upon the conversion or exercise by Fletcher International, Ltd. of certain convertible securities and rights (collectively the "Convertible Securities") pursuant to an Agreement, dated February 15, 2005, by and between the Company and Fletcher International, Ltd. The Convertible Securities are exercisable within 60 days as of December 31, 2006. The holdings reported reflect the shares of Common Stock issuable within 60 days as of December 31, 2006 that would have been held had the Convertible Securities been converted and exercised on December 31, 2006.

The shares of Common Stock of the Company reported to be beneficially owned consist of shares of Common Stock underlying the Convertible Securities held in one or more accounts managed by FAM (the "Accounts"), for Fletcher International, Ltd. FAM has sole power to vote and sole power to dispose of all shares of Common Stock underlying the Convertible Securities in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Schedule 13G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock underlying the Convertible Securities held at December 31, 2006 in the Accounts managed by FAM. By reason of the provisions of Rule 13d-3 under the Act, FAM and Mr. Fletcher may each be deemed to beneficially own the shares of Common Stock underlying the Convertible Securities held in the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares purchased for its account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
This Schedule 13G is filed by FAM and Mr. Fletcher.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certifications.

By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2007

Fletcher Asset Management, Inc.
By:	/s/ Peter Zayfert
Name: Peter Zayfert Title: Authorized Signatory

By:	/s/ Michael McCarville
Name: Michael McCarville Title: Authorized Signatory

Alphonse Fletcher, Jr., in his individual capacity
By:	/s/ Denis J. Kiely
Name: Denis J. Kiely for Alphonse Fletcher, Jr. *By Power of Attorney, dated February 14, 2001, attached as Exhibit A hereto.

Exhibit A

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below revokes all prior Power of Attorney and appoints Denis J. Kiely to act severally as attorney-in-fact for the undersigned solely for the purpose of executing reports required under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Signed:	/s/ Alphonse Fletcher Jr.

Alphonse Fletcher Jr.

Dated: February 14, 2001